UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                    FORM 11-K
                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2006

                    or

[_]  Transition report pursuant to Section 15(d) of the Securities Exchange Act

             For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England

               KENNECOTT CORPORATION SAVINGS PLAN
               FOR HOURLY EMPLOYEES


               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

               AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR
               ENDED DECEMBER 31, 2006

               TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                             KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----

Report of Independent Registered Public Accounting Firm                        4

Financial Statements:

   Statements of Assets Available for Benefits as of
     December 31, 2006 and 2005                                                6

   Statement of Changes in Assets Available for Benefits
     for the year ended December 31, 2006                                      7

Notes to Financial Statements                                             8 - 18

Supplemental Schedule - Schedule H, Part IV, line 4i -

Schedule of Assets (Held at End of Year) as of December 31, 2006         19 - 20





All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Kennecott Corporation Savings Plan for Hourly Employees.

                                         REPORT OF INDEPENDENT REGISTERED PUBLIC
                                                                 ACCOUNTING FIRM




The Plan Administrator (Vice President, Human Resources -
  Kennecott Utah Copper Corporation)
Kennecott Corporation Savings Plan for Hourly Employees


We have audited the accompanying statements of assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees as of December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As described in Notes 2 and 3, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully
Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Tanner LC



Salt Lake City, Utah
July 6, 2007

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                     STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                                    DECEMBER 31,
--------------------------------------------------------------------------------

                                                           2006        2005
                                                       -------------------------
ASSETS                                                             (As Restated)
------

Investments, at fair value                             $52,059,493   $47,408,947
                                                       -------------------------

Receivables:
  Employee contributions                                    96,521          --
  Employer contributions                                    29,429          --
                                                       -------------------------

          Total receivables                                125,950          --
                                                       -------------------------

Assets available for benefits, at fair value            52,185,443    47,408,947

Adjustment from fair value to contract value for
  fully benefit-responsive investment contracts            149,419       121,226
                                                       -------------------------

Assets available for benefits                          $52,334,862   $47,530,173
                                                       =========================



--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

ADDITIONS TO ASSETS ATTRIBUTED TO:
  Contributions:
    Employee                                                         $ 2,540,657
    Employer                                                             731,130
                                                                     -----------

          Total contributions                                          3,271,787
                                                                     -----------

Investment income:
  Net appreciation in fair value of investments                        3,020,817
  Interest and dividends                                               2,506,541
                                                                     -----------

          Total investment income                                      5,527,358
                                                                     -----------

          Total additions                                              8,799,145
                                                                     -----------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
  Transfers to the Rio Tinto America Inc. Savings Plan                   813,880
  Benefits paid to participants                                        3,157,578
  Administrative expenses                                                 22,998
                                                                     -----------

          Total deductions                                             3,994,456
                                                                     -----------

Increase in assets available for benefits                              4,804,689

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   47,530,173
                                                                     -----------

  End of year                                                        $52,334,862
                                                                     ===========

--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   DESCRIPTION         The  following  brief   description  of  the  Kennecott
     OF THE PLAN         Corporation  Savings  Plan for  Hourly  Employees  (the
                         Plan) is provided for general information purposes only. Participants should refer to the Plan document and the summary plan description for more complete information.

                         GENERAL
                         The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of Kennecott Utah Copper Corporation and its affiliates (collectively, the Company or the Employer), as defined in the Plan document. Eligible employees can participate in the Plan immediately after completing three months of continuous service. Kennecott Utah Copper Corporation is an indirect wholly owned subsidiary of Rio Tinto America, Inc., which is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                         CONTRIBUTIONS
                         Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 19% of their eligible compensation on a before-tax basis through payroll deductions. Contributions are limited by the IRC, which established a maximum contribution of $15,000 ($20,000 for participants over age 50) for the year ended December 31, 2006. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                         The Company matches the participant's contributions to the Plan at 50%, up to the first 6% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

--------------------------------------------------------------------------------
                                  Page 8 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

1.   DESCRIPTION         PARTICIPANT ACCOUNTS
     OF THE PLAN         Individual   accounts  are  maintained  for  each  Plan
     CONTINUED           participant.  Each  participant's  account is  credited
                         with the participant's contributions, the Company's matching contribution, and an allocation of the Plan's earnings, and is charged with withdrawals and an allocation of the Plan's losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         PARTICIPANT-DIRECTED OPTIONS FOR INVESTMENTS
                         Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include a money market fund, common collective trusts, mutual funds, synthetic guaranteed investment contracts and common stock of the Parent in the form of American Depository Receipts (ADRs).

                         VESTING
                         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% cliff vested after three years of credited service.

                         PAYMENT OF BENEFITS
                         On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive a lump-sum distribution in an amount equal to the value of the participants' vested interests in their accounts. Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

                         TRANSFERS
                         Along with the Plan, the Company also sponsors another 401(k) plan that covers non-represented employees. If employees change from union to non-union status during the year, their account balances are transferred from the Plan to the non-union plan; namely, the Rio Tinto America Inc. Savings Plan. For the year ended December 31, 2006, transfers out of the Plan totaled $813,880.

--------------------------------------------------------------------------------

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

1.   DESCRIPTION         FORFEITED ACCOUNTS
     OF THE PLAN         Forfeited  non-vested  participant account balances may
     CONTINUED           be used to reduce future Company  contributions  to the
                         Plan. During the year ended December 31, 2006,  $22,523
                         was used to pay Plan expenses. Forfeitures were $4,168 for the year ended December 31, 2006. Interest and dividends attributable to the forfeitures were $658 for the year ended December 31, 2006. As of December 31,
                         2006 and 2005, the balance of the forfeiture account was $4,328 and $22,025, respectively.

2.   SUMMARY OF          BASIS OF PRESENTATION
     SIGNIFICANT         The financial statements of the Plan have been prepared
     ACCOUNTING          on the accrual basis of  accounting in accordance  with
     POLICIES            U.S. generally accepted accounting principles.

                         USE OF ESTIMATES
                         The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                         RISKS AND UNCERTAINTIES
                         The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.


--------------------------------------------------------------------------------
                                 Page 10 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

2.   SUMMARY OF          ADOPTION OF NEW FINANCIAL ACCOUNTING STANDARD
     SIGNIFICANT         In December  2005, the Financial  Accounting  Standards
     ACCOUNTING          Board (FASB) issued a Staff Position  (FSP),  Reporting
     POLICIES            of Fully  Benefit-Responsive  Investment Contracts Held
     CONTINUED           by Certain  Investment  Companies  Subject to the AICPA
                         Investment  Company  Guide  and  Defined   Contribution
                         Health and Welfare and Pension  Plans.  This FSP amends
                         the  guidance  in AICPA  Statement  of  Position  94-4,
                         Reporting of  Investment  Contracts  Held by Health and
                         Welfare   Benefits   Plans  and  Defined   Contribution
                         Pensions Plans, with respect to the definition of fully
                         benefit-responsive   investment   contracts   and   the
                         presentation and disclosure of fully benefit-responsive investment contracts in Plan financial statements. The
                         FSP requires investment contracts to be presented at fair value in the statement of assets available for benefits.

                         However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, as required by the FSP, the statement of assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is prepared on a contract value basis.

                         The FSP is effective for financial statements for annual periods ending after December 15, 2006, and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 statement of assets available for benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan's assets available for benefits or changes in assets available for benefits, as such investments have historically been presented at contract value. Refer to
                         Note 3 for additional information related to the Plan's fully benefit-responsive investment contracts.

--------------------------------------------------------------------------------
                                 Page 11 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

2.   SUMMARY OF          INVESTMENT VALUATION AND INCOME RECOGNITION
     SIGNIFICANT         The Plan's  investments  in mutual  funds are valued at
     ACCOUNTING          quoted  market  prices,  which  represent the net asset
     POLICIES            values  of  units  held by the Plan at year  end.  Plan
     CONTINUED           investments  in common  stock are  stated at fair value
                         based on quoted market prices. Common collective trusts are valued at the asset value per unit as determined by each common collective trust as of the valuation date.
                         The fair  value of the  Plan's  interest  in the Dwight
                         Stable Value Fund (see detail of investments included in this fund in Note 3) is based upon the market value of the underlying securities at quoted market value or quoted share prices.

                         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                         The net appreciation (depreciation) in the fair value of investments which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments is presented in the statement of changes in assets available for benefits of the Plan, and totaled $3,020,817 for the year ended December 31, 2006 (see
                         Note 5).

                         PAYMENTS OF BENEFITS
                         Benefits payments are recorded when paid by the Plan.

                         ADMINISTRATIVE EXPENSES
                         The Company pays the majority of costs and expenses incurred in administering the Plan.

                         The Plan has several fund managers that manage the investments held by the Plan. During the year ended December 31, 2006, the Company paid all investment management fees related to these investment funds.

                         The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

                         PARTICIPANT LOANS
                         Loans are not permitted to be made to participants in the Plan.

--------------------------------------------------------------------------------
                                 Page 12 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

3.   FULLY BENEFIT-      The Plan's investments  include the Dwight Stable Value
     RESPONSIVE          Fund.  The Dwight  Stable Value Fund is invested in the
     INVESTMENT          following:
     CONTRACTS
                         o A money market fund (the Mellon Bank - STIF Account);

                         o A fully  benefit-responsive  common  collective trust
                           (the SEI Stable Asset Fund); and

                         o Fully    benefit-responsive    synthetic   guaranteed
                           investment contracts (GICs) as follows:

                              a. Synthetic  GIC,  Dwight  Managed  Target  2, no
                                 specified  maturity date,  5.27%;
                              b. Synthetic  GIC,  Dwight  Managed  Target  5, no
                                 specified maturity date, 5.27%;
                              c. Synthetic  GIC,  Dwight  Managed  Target  5, no
                                 specified  maturity date,  5.67%;
                              d. Synthetic GIC, Dwight Core International  Fund,
                                 no specified maturity date, 5.77%;
                              e. Synthetic  GIC,  Dwight  Managed  Target  2, no
                                 specified maturity date, 4.79%; and
                              f. Synthetic  GIC,  Dwight  Managed  Target  5, no
                                 specified maturity date, 4.79%.

                         Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets. The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes mortgages, fixed income securities and United States treasury notes and bonds.

                         The wrap contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund. Realized and unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

--------------------------------------------------------------------------------
                                 Page 13 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

3.   FULLY BENEFIT-      The contract or crediting  interest  rates for the GICs
     RESPONSIVE          are  typically  reset  quarterly  and are  based on the
     INVESTMENT          market  value of the  portfolio  of  assets  underlying
     CONTRACTS           these contracts. Inputs used to determine the crediting
     CONTINUED           interest rates include each contract's portfolio market
                         value, current yield-to-date maturity, duration, and market value relative to contract value.

                         These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest). There are no reserves against contract value for credit risk of the contract issuer or otherwise.

                         Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Company or other Company events (for example, divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, as amended. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer's financial interest, may be paid at other than contract value.

                         Absent the events described in the preceding paragraph, the synthetic guaranteed investment contracts do not permit the issuers to terminate the agreements prior to the scheduled maturity dates.

--------------------------------------------------------------------------------
                                 Page 14 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

3.   FULLY BENEFIT-      Average duration for all investment  contracts was 2.99
     RESPONSIVE          years at each of December  31,  2006 and 2005.  Average
     INVESTMENT          yield data for all fully benefit-responsive  investment
     CONTRACTS           contracts  as of  December  31,  2006  and  2005 was as
     CONTINUED           follows:

                         AVERAGE YIELDS:                       2006      2005
                         -------------------------------------------------------

                         Based on actual earnings              5.21%     4.80%
                         Based on interest rate credited
                           to participants                     5.12%     4.63%


4.   PARTIES-IN-         Certain   Plan   investments   are  managed  by  Putnam
     INTEREST            Investments,   the  Plan  trustee,   therefore,   these
     TRANSACTIONS        transactions are exempt party-in-interest transactions.
                         Fees  paid  by  the  Plan  for  investment   management
                         services were included as a reduction of the return earned on each fund.

                         Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company. As of December 31, 2006 and 2005, the Plan held 32,446.29 and 33,950.034 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $3,487,325 and $3,053,212, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $251,790 related to these shares.




--------------------------------------------------------------------------------
                                 Page 15 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

5.   INVESTMENTS         The  Plan's  investments  stated  at  fair  value  that
                         represented five percent or more of the Plan's assets available for benefits as of December 31, 2006 and 2005 are as follows:

                                                           2006          2005
                                                       -----------   -----------

                         Assets of the Dwight Stable
                           Value Fund:
                              Mellon Bank Money Market
                                 STIF Account          $    76,051   $    98,038
                              Monumental Life
                                  Insurance Company
                                  Synthetic GICS         5,107,813     2,970,747
                              State Street Bank
                                Synthetic GICS           7,244,086     6,914,621
                              SEI Stable Asset Fund      4,017,384     4,320,784
                                                       -----------   -----------

                                                        16,445,334    14,304,190
                                                       -----------   -----------

                         Dodge and Cox Stock Fund        7,751,496     6,434,011
                         Rio Tinto plc ADRs              6,894,512     6,205,727
                         Putnam S&P 500 Index Fund       4,577,766     4,173,396
                         Putnam International Equity
                           Fund                          3,929,166     2,769,805
                         Putnam Voyager Fund             3,605,436     3,767,535
                         Artisan Mid Cap Fund            2,483,818     2,383,356



                         During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                         Investments at fair value:
                           Common stock                            $   951,864
                           Mutual funds                              1,444,783
                           Common collective trusts                    624,170
                                                                   -----------
                         Net appreciation                          $ 3,020,817
                                                                   ===========

--------------------------------------------------------------------------------
                                 Page 16 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

6.   PLAN                The  terms  of the  Plan may be  amended,  modified  or
     TERMINATION         discontinued  after the  effective  date of the Savings
                         Plan  Agreement.   Such   amendment,   modification  or
                         discontinuance may occur pursuant to negotiations for employees at Kennecott Utah Copper Corporation who are represented by the labor organizations that are jointly referred to as the Union, or as required by law, or to gain Internal Revenue Service approval. No change, however, shall make it possible for any part of the funds of the Plan to be used for or diverted for purposes other than for the exclusive benefit of participants and/or their beneficiaries. In addition, no change shall adversely affect the rights of any participant with respect to contributions made prior to the date of the change.

                         If the Plan is terminated in accordance with the terms described in the preceding paragraph, each participant's account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Plan Administrator.

7.   INCOME TAX          The  Internal   Revenue   Service  has  determined  and
     STATUS              informed  the  Company by a letter  dated  December  9,
                         2002, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan
                         Administrator and the Plan's legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

--------------------------------------------------------------------------------
                                 Page 17 of 23

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

8.   RECONCILIATION      The following is a  reconciliation  of assets available
     OF FINANCIAL        for benefits as presented in the  financial  statements
     STATEMENTS TO       as of December 31, 2006 to the Form 5500:
     FORM 5500
                           Assets available for benefits
                             as presented in the financial
                             statements                            $ 52,334,862
                           Adjustment from contract value to
                             fair value for fully
                             benefit-responsive investment
                             contracts                                 (149,419)
                                                                   -------------
                           Assets available for benefits
                             as presented in Form 5500             $ 52,185,443
                                                                   =============


--------------------------------------------------------------------------------

                                                                                                  KENNECOTT CORPORATION SAVINGS PLAN
                                                                                                                FOR HOURLY EMPLOYEES
                                                                                         EMPLOYER IDENTIFICATION NUMBER:  13-3108078
                                                                                                                   PLAN NUMBER:  204
                                                                                                        SCHEDULE H, PART IV, LINE 4i
                                                                                            SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                                   DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

  (a)                 (b)                                     (c)                                         d)            (e)
PARTY IN                                                                                   NUMBER OF                  CURRENT
INTEREST       IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT                UNITS       COST          VALUE
--------   ---------------------------   ----------------------------------------------   -----------    ----   --------------------

                                         MONEY MARKET FUND:
           Mellon Bank                   Mellon Bank - STIF Account                         76,051        **       $   76,051
                                                                                                                --------------------

                                         COMMON COLLECTIVE TRUSTS:
           SEI Investments               SEI Stable Asset Fund                           4,017,384        **        4,017,384
   *       Putnam                        Putnam S&P 500 Index Fund                         123,158        **        4,577,766
                                                                                                                --------------------
                                                  Total Common Collective Trusts                                    8,595,150
                                                                                                                --------------------

                                         MUTUAL FUNDS:
           Dreyfus                       Dreyfus Mid-Cap Value Fund                         39,563        **        1,269,176
           PIMCO                         PIMCO Total Return Fund                           207,450        **        2,153,334
           Morgan Stanley                MSDW Institutional International Equity Fund       40,227        **          827,869
           Dodge and Cox                 Dodge and Cox Stock Fund                           50,512        **        7,751,496
           Artisan                       Artisan Mid Cap Fund                               81,544        **        2,483,818
           UAM Trust Company             UAM/ICM Small Company Fund                         26,903        **        1,005,351
   *       Putnam                        Putnam Small Cap Fund                              49,680        **        1,106,383
   *       Putnam                        Putnam International Equity Fund                  124,577        **        3,929,166
   *       Putnam                        Putnam Voyager Fund                               190,361        **        3,605,436
                                                                                                                --------------------
                                                  Total Mutual Funds                                               24,132,029
                                                                                                                --------------------

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

------------------------------------------------------------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.

                                                                                                  KENNECOTT CORPORATION SAVINGS PLAN
                                                                                                                FOR HOURLY EMPLOYEES
                                                                                         EMPLOYER IDENTIFICATION NUMBER:  13-3108078
                                                                                                                   PLAN NUMBER:  204
                                                                                                        SCHEDULE H, PART IV, LINE 4i
                                                                                            SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                           CONTINUED

                                                                                                                   DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

  (a)                 (b)                                     (c)                                         d)            (e)
PARTY IN                                                                                   NUMBER OF                  CURRENT
INTEREST       IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT                UNITS       COST          VALUE
--------   ---------------------------   ----------------------------------------------   -----------    ----   --------------------

           Monumental Life Insurance     Synthetic GIC, Dwight Managed Target
             Company                       2, no specified maturity date, 5.27%                           **      $ 2,196,056
           Monumental Life Insurance     Synthetic GIC, Dwight Managed Target
             Company                       5, no specified maturity date, 5.27%                           **          912,460
           Monumental Life Insurance     Synthetic GIC, Dwight Managed Target
             Company                       5, no specified maturity date, 5.67%                           **        1,999,297
                                                                                                                --------------------
                                                                                                                    5,107,813
                                                                                                                --------------------
           State Street Bank             Synthetic GIC, Dwight Core Int Fund,
                                           no specified maturity date, 5.77%                              **        1,944,493
                                                                                                                --------------------
           State Street Bank             Synthetic GIC, Dwight Managed Target
                                           2, no specified maturity date, 4.79%                           **        4,698,108
           State Street Bank             Synthetic GIC, Dwight Managed Target
                                           5, no specified maturity date, 4.79%                           **          601,485
                                                                                                                --------------------
                                                                                                                    5,299,593
                                                                                                                --------------------
                                                  Total Synthetic Guaranteed
                                                    Investment Contracts                                           12,351,899
                                                                                                                --------------------

   *       Rio Tinto plc ADRs            Common Stock                                       32,446        **        6,894,512
                                                                                                                --------------------

   *       Putnam                        Pending Account                                     9,852        **            9,852
                                                                                                                --------------------

                                                  Total Investments at fair value                                 $52,059,493
                                                                                                                ====================

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

------------------------------------------------------------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.                                                         19

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        KENNECOTT CORPORATION SAVINGS PLAN
                                        FOR HOURLY EMPLOYEES



                                        By: /s/ Kay Priestly
                                           -------------------------------------
                                           Name:  Kay Priestly
                                           Title: Vice President of Human
                                                  Resources

Date: July 11, 2007

Exhibit        Description
-------        -----------

23.1           Consent of Tanner LC